January 23, 2009

Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 7010
Washington, D.C. 20549

VIA OVERNIGHT MAIL AND EDGAR

Re:                               TriMas Corporation:
Form 10-K for the fiscal year ended December 31, 2007

Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008
File No 1-10716

Dear Mr. Gordon:

TriMas Corporation (the “Company”), has received your letter dated December 29, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended March 31, 2008 (the “First Quarter Form 10-Q”),  the Form 10-Q for the fiscal quarter ended June 30, 2008 (the “Second Quarter Form 10-Q”) and the Form 10-Q for the fiscal quarter ended September 30, 2008 (the “Third Quarter Form 10-Q”), each filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q.  The Company acknowledges that comments of the Staff regarding the Form 10-K and the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where a comment below requests additional disclosures or other revisions to be made, we have shown in our supplemental response illustrations of what we expect such revisions will look like and will include such revisions in future filings with the Commission.

2.              In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please disclose the following in future filings:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  You use the present value of estimated future cash flows and other market valuation measures to determine the fair value of each reporting unit.  Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•                  How you weight each of the methods used including the basis for that weighting;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:  We will provide the additional disclosure referred to above in future filings.  As a means of illustrating what the additional disclosure will look like in future filings, we have set these additions into the “Goodwill and Indefinite-Lived Intangibles” disclosure on pages 68 and 78 in our 2007 Form 10-K under Critical Accounting Policies as follows:

“Goodwill and Indefinite-Lived Intangibles.  We test goodwill and indefinite-lived intangible assets for impairment on an annual basis as required by Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), by comparing the estimated fair value of each of our reporting units to its respective carrying value on our balance sheet. More frequent evaluations may be required if we experience changes in our business climate or as a result of other triggering events that take place as defined in SFAS 142.

For the purposes of these impairment tests, two of our five operating segments, Recreational Accessories and RV & Trailer Products, are considered reporting units, because the individual businesses within each of these segments have similar economic characteristics, including their products, services, customers, and distribution. The ten businesses which comprise our remaining three operating segments are considered separate reporting units for purposes of applying SFAS 142.  These businesses are less similar in their economic characteristics and have discrete financial information available which management regularly reviews for purposes of evaluating performance.

We estimate the fair value of our reporting units utilizing a combination of three valuation techniques: discounted cash flow (Income Approach), market comparable method (Market Approach) and market capitalization (Direct Market Data Method).  For purposes of applying the SFAS 142 test, we have historically relied primarily on the Income Approach, because it considers factors unique to each of our businesses and related long-range plans that may not be comparable to other companies and that are not yet publicly available.  Management therefore believes that this valuation approach provides the best estimate of fair value of our reporting units.  The Market Approach considers potentially comparable companies and transactions within the industries where our reporting units participate, and applies their trading multiples to our reporting units.  Management uses this data to assess the reasonableness of the estimate of fair value of our reporting units under the Income Approach due to the difficulty in identifying companies that are specifically comparable to our reporting units, considering the diversity of our businesses, their relative sizes and levels of complexity.  We also use the Direct Market Data Method by comparing our book value and the estimates of fair value of the reporting units to our market capitalization as of and at dates near our annual testing date.  Management uses this comparison as additional evidence of the fair value of the Company, as our market capitalization may be suppressed by other factors such as the control premium associated with a controlling shareholder, our high degree of leverage, and the limited float of our common stock.  In situations where the Market Approach and/or the Direct Market Data Method yield estimated fair values for our reporting units that are significantly different than under the Income Approach, we re-evaluate and adjust, if necessary, the assumptions underlying the Income Approach.

The Income Approach requires us to calculate the present value of estimated future cash flows.  In making this calculation, we make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appro-

priate discount rate. The projections also include significant assumptions related to including current and estimated economic trends and outlook, costs of raw materials, consideration of our market capitalization as compared to the estimated fair values of our reporting units determined using the Income Approach and other factors which are beyond our control.  We compare the estimates of fair value of each reporting unit, determined under the Income Approach, with each reporting unit’s net asset carrying value.  If carrying value exceeds fair value, a possible impairment of goodwill and indefinite-lived intangible assets exists and further evaluation is performed.

We performed our annual impairment test as of [  ].  Under the Income Approach, the fair values of our reporting units were determined based upon the expected future cash flows discounted at weighted average costs of capital ranging from [  ]% to [  ]% and estimated residual growth rates ranging from [  ]% to [  ]%.  In considering the weighted average cost of capital for each reporting unit, management considered the level of risk inherent in the cash flow projections, based on historical attainment of its projections and current market conditions.  We also considered the market’s perceived level of risk associated with each reporting unit, adding a risk premium as appropriate to those reporting units that we believe may inherently reduce our market capitalization.  As of [  ], if the weighted average discount rate for each reporting unit was increased by 1%, [  ] would have resulted.

Future declines in sales and/or operating profit, declines in the Company’s stock price, or other changes in our business or the markets for our products could result in further impairments of goodwill and other intangible assets.”

3.              In addition, please enhance your disclosure to comprehensively discuss the continuing negative trends in the RV & Trailer Products segment and the Recreational Accessories segment.  Include a detailed description of your plans for dealing with the adverse effects of the conditions and events.

Response:  The following represents proposed additional MD&A disclosure relative to continued negative trends in the RV & Trailer Products and the Recreational Accessories segments, and our plans to mitigate the adverse effects of these conditions and events.  For illustrative purposes, we have marked our 2007 Form 10-K to show that we would propose to insert this additional paragraph in MD&A as the third paragraph under “Key Factors and Risks Affecting our Reported Results.”

“In [  ], we experienced sales declines in our RV & Trailer Products and Recreational Accessories business segments of [  ]% and [  ]%, respectively, as compared to the prior year.  We estimate the end markets served by these business segments suffered an overall decline of at least [  ]% on a year-over-year basis, as the impact of declining consumer confidence due to recessionary concerns and lack of credit availability impacted discretionary consumer spending.  The continued decline in end markets has resulted in lower gross margins due principally to reduced sales volume, a less favorable product mix and lower absorption of fixed costs, as these segments reduced manufacturing activity in response to lower demand.  We expect the current end market conditions in the RV & Trailer Products and Recreational Accessories operating segments will continue to decline until the US economy recovers from existing recessionary forces, employment levels increase and consumer credit availability improves.  In response to the expected continuation of these end market conditions, the Company has accelerated its profit improvement plans, including further consolidation of distribution and manufacturing activities, continued integration of certain business activities, movement of production to lower-cost environments and expansion of strategic sourcing initiatives within these two affected segments.  The Company has also implemented reductions in salaried headcount and other reductions in fixed and variable spending to better align the fixed cost structure of these operating segments with the reality of our current market environment and to maintain or improve operating margins.  The Company has implemented commercial actions to protect and gain market share through continued introduction of new and innovative products and by providing superior delivery and service to its customers.  Further, the Company also has pricing initiatives in place to recover inflationary cost increases and continues actions to leverage its strong brand names.”

4.              Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.  For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We are subject to two principal financial maintenance covenants under our bank agreement: a leverage ratio and an interest coverage ratio.  Historically, we have disclosed that the leverage ratio is the more restrictive of these financial maintenance covenants and disclosed the ratio levels that are required over the term of our bank agreement.  For the leverage ratio (Total Consolidated Indebtedness, as defined, over Consolidated Bank EBITDA, as defined), we currently provide a reconciliation of net income or loss, which is a GAAP measure of our operating results, to Consolidated Bank EBITDA, with related explanatory notes, and the determination of Total Consolidated Indebtedness, both of which are used in computation of the leverage ratio.  We disclose the actual computation of the leverage ratio as well as the actual ratio required as of each reporting date.  For example, these disclosures appeared in our 2007 Form 10-K on pages 62 and 63.

We will add comparable disclosure with respect to the interest coverage ratio, including the permitted interest coverage ratio over the term of the bank agreement, the computation of Cash Interest Expense, as defined, and the actual computation of the interest coverage ratio as compared to the covenant requirement.  Rider 4 attached to this letter illustrates this proposed disclosure incorporating this additional information (pro forma as of December 31, 2007).

Liquidity and Capital Resources, page 61

5.              Please expand your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows, including net proceeds from the sale of receivables and receivables securitization and the changes in asset and liability line items.

Response:  We will provide additional disclosure in our future quarterly and annual filings to more fully discuss the specific reasons for the significant changes in our cash flows from operating activities.  For illustrative purposes only, we have marked the first paragraph on page 61 of our 2007 Form 10-K to demonstrate how we will comply with the Staff’s request going forward:

“Cash provided by operating activities in [  ] was approximately $[  ] million, as compared to $[  ] million in [  ].  Significant changes in cash flows provided by operating activities and the reasons for such changes are as follows:

•                                          We generated approximately $[  ] million of cash flow via the sale of receivables and increased proceeds from our receivables securitization facility in [  ] as compared with [  ].  We shifted the funding of a majority of our current cash requirements from our revolving credit facility to the receivables securitization facility, because it was more cost-effective.

•                                          Management of accounts payable and accrued liabilities provided us a source of cash of approximately $[  ] million in [  ] as compared with [  ].  We were able to increase our days purchases in accounts payable to a level closer to our inventory turnover.  We would expect to maintain our days purchases in accounts payable at a level consistent with our inventory turnover, where possible, prospectively.

•                                          We had a source of approximately $[  ] million of cash from our prepaid expenses and other assets, primarily as a result of an initiative to reduce the amount of our manufacturing supplies, spare parts and tooling assets, which allowed for cash redeployment into other operational areas.

•                                          Our receivables increased approximately $[  ] million in [  ] as compared with [  ], primarily as a result of increased fourth quarter [  ] revenues, which were approximately $[  ] million greater than in the fourth quarter of [  ].

•                                          We used approximately $[  ] million of cash as a result of increasing our investment in inventory during [  ] as compared with [  ], primarily as a result of longer lead times associated with sourcing products from Asia and due to increases in inventory in businesses with growing revenues and/or launching new products.”

6.              It appears that you fund your operations from cash flow from operations and borrowings under your Credit Facility.  Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  In this regard, we note that significant cash flows from the Credit Facility have been required to fund operations and capital expenditures.  Please describe how you determined that remaining availability under the Credit Facility will continue to be sufficient to meet your needs.

Response:  The following represents proposed additional MD&A disclosure relative to our Liquidity and Capital Resources.   We have marked the 2007 Form 10-K for illustrative purposes to show that we would insert the proposed additional disclosure in future filings as the first full paragraph at the top of page 64 (following the completion of the paragraph which carries over from page 63), and delete the third paragraph under “Market Risk” on page 65.

“Our available revolving credit capacity under our credit facility, after consideration of approximately [ ] million in letters of credit outstanding related thereto, is approximately [  ] million, while our available liquidity under our accounts receivable securitization facility ranges from [ ] million to [ ] million, depending on the level of our receivables outstanding at a given point in time during the year.   We rely upon our cash flow from operations and available liquidity under the credit and securitization facilities to fund our debt service obligations and other contractual commitments, working capital and capital expenditure requirements.  Generally, we use available liquidity under these facilities to fund capital expenditures and daily working capital requirements during the first half of the year, as we experience some seasonality in our Recreational Accessories and RV & Trailer Products operating segments.  Sales of towing and trailering products within these segments are generally stronger in the second and third quarters, as trailer original equipment manufacturers (OEMs), distributors and retailers acquire product for the spring and summer selling seasons.  None of our other operating segments experience any material seasonal fluctuation in their respective businesses.  During the second half of the year, the investment in working capital is reduced and amounts outstanding under our credit and securitization facilities are paid down.   At the end of each quarter, we generally use cash on hand to pay down amounts outstanding under our credit and securitization facilities.

Cash management related to our credit and securitization facilities is centralized.  We monitor our cash position and available liquidity on a daily basis and forecast our cash needs on a weekly basis within the current quarter, and on a monthly basis outside the current quarter over the remainder of the year.  Our business and related cash forecasts are updated monthly.  Given aggregate available funding under our credit and securitization facilities of [ ] million at [ ], after consideration of the aforementioned leverage restrictions, and based on forecasted cash sources and requirements inherent in our business plans,  we believe that our liquidity and capital resources, including anticipated cash flows from operations, will be sufficient to meet our debt service, capital expenditure and other short-term and long-term obligation needs for the foreseeable future.”

7.              We remind you that Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Given recent economic events, including the credit shortage, as well as your consolidated recurring losses and the negative trends in your Recreational Accessories and RV & Trailer Products operating segments, please expand your disclosures to comprehensively address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Response:  The following represents proposed additional MD&A disclosure relative to Our Liquidity and Capital Resources.   We would insert the proposed additional disclosure in the Form 10-K as the last paragraph under “Liquidity and Capital Resources.”

“Although we have reported a significant loss from continuing operations in each of the last   [  ] years, each of our operating segments was profitable (before consideration of non-cash impairments) and generated positive cash flows from operations.  In the second half of [  ], we were impacted by the significant decline in the financial markets, continued uncertainty and lack of availability in the credit markets, and the economic recession in the US and other major global economies.  These impacts were most notable in our RV & Trailer Products and Recreational Accessories operating segments, where we experienced sales declines of [  ]% and [  ]%, respectively, compared to the prior year, as the impact of declining consumer confidence due to recessionary concerns and lack of credit availability impacted discretionary consumer spending.  Although the continued decline in end markets of these operating segments has resulted in lower reported earnings and cash flows from operations, the businesses remain profitable (before consideration of non-cash impairment charges) and continue to generate positive cash flows from operations.   We expect the end market conditions in the RV & Trailer Products and Recreational Accessories operating segments will continue to decline in [  ] until the US economy recovers from existing recessionary forces, employment levels increase and consumer credit availability improves.   We anticipate our businesses in the Packaging Systems, Energy Products and Industrial Specialties segments may also be impacted by the macroeconomic events noted above, but perhaps not to the level of significance of our other two operating segments.

As more fully described on page [  ] under “Key Factors and Risks Affecting our Reported Results,” in response to the expected continuation of these end market conditions, we accelerated our profit improvement plan, including business restructuring efforts within our RV & Trailer Products and Recreational Accessories segments, movement of production to lower-cost environments and expansion of strategic sourcing initiatives.  We also took actions to reduce fixed and variable spending and salaried headcount, along with planned reductions in working capital and capital expenditures, in order to improve cash flow.  Our businesses also implemented commercial actions to protect and gain market share through continued introduction of new and innovative products and by providing superior delivery and service to our customers.   We believe that the actions we have implemented to-date and our future plans to reduce costs and improve cash flows will substantially mitigate the impacts of declining consumer confidence,  lack of credit availability and the economic recession, most significantly impacting our RV& Trailer Products and Recreational Accessories segments.”

Critical Accounting Policies, page 67

8.              Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis for the underlying assumptions regarding your pensions.  Please provide quantitative as well as qualitative disclosures.  For example, if reasonably likely changes in the long-term rate of return, discount rate or other assumptions used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified.  See Section V of SEC Interpretive Release No. 33-8350 —  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  We will modify our future filings to provide additional qualitative analysis regarding the determination of underlying assumptions in our pension and postretirement benefits accounting, and include additional discussion of current year considerations as well as changes between years given trend rates, actual experience and macroeconomic factors.  We are currently evaluating these assumptions for our December 31, 2008 liability valuations.  These assumptions may be different from those used in prior years based on the current state of the financial markets and historical returns on assets,  These considerations will be discussed in the Company’s 2008 Form 10-K.  In addition, the Company will provide additional disclosure in the form of a sensitivity analysis for both pension and postretirement benefits to demonstrate how a hypothetical change in significant assumptions would impact annual pension and postretirement benefit expense, and the related benefit plan obligations, as presented as follows:

	December 31, [ ] Obligations		[ ] Expense
In '000s	Pension	OPEB	Pension	OPEB

Discount rate
25 basis point increase	$ [ ]	$ [ ]	$ [ ]	$ [ ]
25 basis point decrease	[ ]	[ ]	[ ]	[ ]

Expected return on assets
25 basis point increase	[ ]	N/A	[ ]	N/A
25 basis point decrease	[ ]	N/A	[ ]	N/A

9.              You disclose on page 69 that together with your third-party actuaries you determined assumptions which impact reported plan obligations and expense.  We also note your disclosure on page 25 that you utilized an independent valuation firm to assist you in valuing your intangible assets.  Please tell us the nature and extent of these third parties’ involvement and tell us whether you believe they were experts as defined in the Securities Act of 1933.  If these third parties are experts and you continue to refer to them, please name the parties.

Response:  In each instance, the involvement of these third parties was to provide certain services or other information to assist us in supporting our conclusions around amounts recorded in our financial statements and related financial statement disclosures.  It is not our intent for these third parties to act as experts as defined in the Securities Act of 1933 and we will modify our disclosures on pages 25 and 69 to eliminate reference to involvement of third parties.

Item 8 — Financial Statements and Supplementary Data

General

10.       We note your disclosure regarding restricted net assets of the guarantor subsidiaries on page 90 and elsewhere in the filing.  Please tell us what consideration you gave to presenting Schedule I as required by Rule 5-04 of Regulation S-X.

Response:  The financial information required to be included in Schedule I under Rule 5-04 of Regulation S-X is currently presented in Note 23 to the Financial Statements included in the Form 10-K.  This same financial information is also presented on a quarterly basis, in Note 19 of the First Quarter Form 10-Q, and Note 18 of both the Second Quarter Form 10-Q and Third Quarter Form 10-Q.  Historically, we considered, but ultimately decided not to separately present the information included in Schedule I pursuant to Rule 5-04 of Regulation S-X because such information was redundant with our existing financial statement note disclosures as noted above.  We will add the following sentence under Item 15 (2) beginning with our 2008 Form 10-K to clarify this or any other considerations to required financial statement schedules:

“All other schedules are omitted because they are not applicable, not required, or the information is otherwise included in the financial statements or the notes thereto.”

Note 3 — Summary of Significant Accounting Policies, page 76

Depreciation and Amortization, page 77

11.       Please disclose the line item(s) in which you include depreciation and amortization, as well as the amounts included in each line item for each period presented.  If you do not allocate depreciation and amortization to cost of sales, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove your presentations of gross profit throughout the filing.

Response:  We had previously disclosed the amount of depreciation expense in Note 11, “Property and Equipment, Net”,  for each period presented in our Form 10-K, and in our First Quarter, Second Quarter and Third Quarter Forms 10-Q in Note 9, but did not disclose the line item that depreciation expense was included in our statement of operations.  Beginning in our 2008 Form 10-K, and each quarter thereafter, we will disclose the financial statement line item in which depreciation expense is included.  Below is an example of the proposed modification to the first paragraph in Note 11 (page 88) of the Form 10-K for future filings:

“Depreciation expense was approximately $[  ] million, $[  ] million and $[  ] million for each of the years ended December 31, [  ], [  ] and [  ], respectively, of which $[  ] million, $[  ] million and $[  ] million, respectively, is included in cost of sales in the accompanying statement of operations, and $[  ] million, $[  ] million and $[  ] million, respectively, is included in selling, general and administrative expenses in the accompanying statement of operations.”

We had disclosed both the amount and financial statement line item in which amortization expense is recorded for each period presented in Note 8 to our Form 10-K, and Note 6 in our First Quarter, Second Quarter and Third Quarter Forms 10-Q.  This disclosure is currently included in the paragraph following the intangible asset summary table.

Item 9A — Controls and Procedures, page 119

Management’s Annual Report on Internal Control over Financial Reporting, page 119

12.       Please revise to state that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on your internal control over financial reporting.  See Item 308(a)(4) of Regulation S-K.

Response:  Beginning with our 2008 Form 10-K, we will include a fourth paragraph in the “Management’s Annual Report on Internal Control Over Financial Reporting” section in Item 9A to confirm that the registered public accounting firm has issued this attestation report.  This paragraph will be inserted immediately prior to the actual “Report of Independent Registered Public Accounting Firm.”  Following is an example of the proposed language:

“KPMG LLP, an independent registered public accounting firm, who audited the Company’s consolidated financial statements, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, [  ], as stated in their report below.”

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

13.       Please address the above comments in your interim filings as well, as applicable.

Response:  We will address the above comments in its future interim filings with the Commission, as applicable.

14.       We note your disclosure on page 24 that you adopted SFAS 157 effective January 1, 2008.  It is unclear from your disclosures whether you have any financial assets and/or liabilities that you measured at fair value as of September 30, 2008 in accordance with SFAS 157.  If you do have any financial assets and/or liabilities that you measured at fair value as of September 30, 2008, please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157.  Please revise or advise.

Response:  As of January 1, 2008, we did not have any financial assets and/or liabilities to measure at fair value per the requirements of SFAS 157.  During 2008, we entered into an interest rate swap agreement to fix a portion of our LIBOR-based variable rate borrowing on $125 million notional amount of our term loan facility.  This swap agreement is accounted for in accordance with SFAS 133 as an effective hedge.  On a recurring basis, we determine the fair value of the agreement in accordance with SFAS 157 using a level 2 input (LIBOR).

Because we only had one financial asset and/or liability subject to fair value measurement under SFAS 157, we presented the required disclosures in narrative rather than tabular form.  See the third paragraph of Note 10 (page 15) of the Third Quarter Form 10-Q, which contains all material disclosures (gains recognized were insignificant for the periods presented).  We will disclose the required information in future filings in a tabular format to comply with paragraph 34 of SFAS 157, which would have appeared as follows in the third quarter Form 10-Q:

“Fair value measurements and the fair value hierarchy level for the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, [  ], are shown below (in millions):”

Description	Frequency	Asset / (Liability)		Level 1		Level 2		Level 3
Interest rate swap	Recurring	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Item 1 — Financial Statements, page 5

Goodwill and Other Intangible Assets, page 12

15.       We note that you completed your annual impairment testing of goodwill and indefinite-lived intangible assets as of December 31, 2007.  Given your results of operations for the nine months ended September 30, 2008 for the RV & Trailer Products segment and the Recreational Accessories segment, please tell us whether you concluded there were triggering events that would require an interim test during this period.  If you concluded that there were no triggering events, please elaborate.  See paragraph 28 of SFAS 142.

Response:  We performed a review of all of our reporting units as required under paragraph 28 of SFAS 142 during the third quarter of 2008 to determine whether there was a triggering event that would require an interim test for impairment of our goodwill and indefinite-lived intangible assets.  We concluded that there was not a triggering event that would require an interim test to be performed.  The conclusion that the Recreational Accessories and RV& Trailer Products segments did not have triggering events was based on the following evaluation:

1.               Although the results of operations for the Recreational Accessories and RV & Trailer Products segments declined year-over-year due to continued weak end markets, declining consumer confidence and credit availability issues, these segments have increased their market share, are profitable and generate positive cash flows from operations.

2.               In our 2007 annual test of impairment, we assigned significant risk premiums to the discount rate used in the determination of the estimated fair value of both the Recrea-

tional Accessories and RV & Trailer Products reporting units due to uncertainty in these reporting units’ end markets and in our ability to continue to outperform the end markets in 2008.  We believed that the shortfall of actual third quarter year-to-date and projected full year results from the 2008 budget was considered in valuing these reporting units, as the risk-adjusted discount rates used in 2007 already mitigated some of the risk inherent in the 2008 budget/forecast.

3.               In response to declining operating results in these reporting units, management implemented spending cuts, reduced salaried headcount and otherwise reduced its fixed costs wherever possible, and has managed its working capital and capital expenditure levels.   As a result, the year-to-date September and full year 2008 estimates of debt-free cash flows for these reporting units were not significantly different than the estimated debt-free cash flows used by management to determine their fair values in our 2007 annual test of impairment.   Further, we believe that the initiatives already enacted, which have resulted in maintaining budgeted 2008 debt-free cash flows, are sustainable, and that further actions already identified in the Company’s profit improvement plan could be implemented to safeguard the cash flow projections should current economic conditions persist or worsen.

4.               Our market capitalization approximated book value for much of the third quarter of 2008.  Even for those days within the third quarter where our market capitalization may have been lower than book value, we believe that this may be the result of an inherent control premium the market allows for given the existence of a controlling shareholder which consequently may devalue a controlled company’s stock.  In addition, our market capitalization may be lower than it otherwise would be due to the fact that our common stock is thinly traded, we have significant leverage, and that our reporting units, if separated, would likely be worth more than the entity as a whole.  In addition, given the current financial market volatility and overall economic downturn, our stock has been more volatile, on average, moving at a greater rate than the general market (as compared to the S&P 500), which we believe is primarily due to the effect of having a controlling shareholder, relatively higher leverage and thin trading.  While our stock price decreased during the first three quarters of 2008, we actually attained or exceeded expectations of our Wall Street analysts, further supporting our assertion that a decrease in market capitalization is not a direct reflection of the business’ worth or performance, but rather the result of declining equity markets and the effects of having a controlling shareholder, high leverage and other risks. We believe that a reduction in market capitalization below book value may be reasonable given these factors, and given the market capitalization was somewhat below book value in certain but not all portions of the third quarter of 2008, it would not signal that it is more likely than not that the fair value of one or more of our reporting units had fallen below its carrying value, thereby triggering an interim impairment test under SFAS 142.

We are currently conducting our annual goodwill impairment test as of October 1, 2008.   In early-to-mid October 2008, we began to experience significant reductions in our order intake and sales order backlog, which appeared to be consistent with the worsening economic conditions during this timeframe.  These trends persisted throughout the fourth quarter.  These reductions in orders and related Company performance were in contrast to our performance during the first nine months of 2008, which was in-line with Wall Street analyst and management expectations.

In response to the significant change in business climate in the fourth quarter, and considering the uncertainty as to how long these end market conditions would persist, we significantly reduced our projections of revenue and earnings in many of our reporting units in preparing the 2009 budget and updates to our five year long-range plan, both of which form the basis of our annual goodwill impairment test.  These factors have resulted in reduced projections of future cash flows and, as a result, reduced the estimated fair values of our reporting units.

In addition to the reductions in our long-range projections, we considered the significant decline in our stock price subsequent to October 1 in our discount rate assumption for each reporting unit, adding an additional risk premium to the weighted average cost of capital in certain businesses, based on the perceived risk of the Company by the equity markets, in order to reasonably reconcile the sum of the fair values of our reporting units to our decreased market capitalization.

We have not yet completed our annual impairment test, but have preliminarily concluded that certain of our reporting units likely will fail the Step I impairment test, including both Recreational Accessories and RV & Trailer Products.  We are in the process of evaluating a potential impairment charge under Step II of SFAS 142 for each of these reporting units.

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

16.       We note your disclosure on page 13 that you sold an undivided interest of accounts receivable under a factoring arrangement in the amount of approximately $3.9 million in the nine months ended September 30, 2008, as opposed to $11.9 million in the nine months ended September 30, 2007 and $15.9 million in the year ended December 31, 2007.  Please disclose the reasons for the decrease in sales of accounts receivable and the impact this has had on your liquidity.

Response:  As disclosed in Note 7 (page 13) of our third quarter Form 10-Q, we sold an undivided interest in approximately $3.8 million of accounts receivable under a factoring arrangement at three of its European subsidiaries during the three months ended September 30, 2008.  For the three months ended September 30, 2007, we sold an undivided interest in approximately $3.9 million of accounts receivable under this same factoring arrangement.

Similarly, in the nine months ended September 30, 2008, we sold an undivided interest in approximately $12.6 million of accounts receivable under this factoring arrangement, compared to approximately $11.9 million for the nine months ended September 30, 2007.  Given that the level of accounts receivable sold under this factoring arrangement for the three and nine month periods ended September 30th is comparable between years, we do not believe any additional disclosure is required or warranted.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (248) 631-5496.

Very truly yours,

/s/A. Mark Zeffiro
A. Mark Zeffiro
Chief Financial Officer

cc:	David Wathen
Joshua Sherbin

RIDER 4

Amounts drawn under our revolving credit facilities fluctuate daily based upon our working capital and other ordinary course needs. Availability under our revolving credit facilities depends upon, among other things, compliance with our credit agreement’s financial covenants. Our credit facilities contain negative and affirmative covenants and other requirements affecting us and our subsidiaries, including among others: restrictions on incurrence of debt (except for permitted acquisitions and subordinated indebtedness), liens, mergers, investments, loans, advances, guarantee obligations, acquisitions, asset dispositions, sale-leaseback transactions, hedging agreements, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, restrictive agreements and amendments to charters, by-laws, and other material documents. The terms of our credit agreement require us and our subsidiaries to meet certain restrictive financial covenants and ratios computed quarterly, including a leverage ratio (total consolidated indebtedness plus outstanding amounts under the accounts receivable securitization facility over consolidated EBITDA, as defined), interest expense ratio (consolidated EBITDA, as defined, over cash interest expense, as defined) and a capital expenditures covenant. The most restrictive of these financial covenants are the leverage ratio and interest expense ratio. Our permitted leverage ratio under our amended and restated credit agreement is 5.25 to 1.00 for October 1, 2007 to June 30, 2008, 5.00 to 1.00 for July 1, 2008 to June 30, 2009, 4.75 to 1.00 for July 1, 2009 to September 30, 2009, 4.50 to 1.00 for October 1, 2009 to June 30, 2010, 4.25 to 1.00 for July 1, 2010 to September 30, 2011 and 4.00 to 1.00 from October 1, 2011 and thereafter. Our actual leverage ratio was 4.08 to 1.00 at December 31, 2007.  Our permitted interest ratio under our amended and restated credit agreement is 1.90 to 1.00 for October 1, 2007 to June 30, 2008, 2.00 to 1.00 for July 1, 2008 to December 31, 2008, 2.10 to 1.00 for January 1, 2009 to June 30, 2009, 2.20 to 1.00 for July 1, 2009 to December 31, 2009, 2.30 to 1.00 for January 1, 2010 to December 31, 2010, 2.40 to 1.00 for January 1, 2011 to September 30, 2011 and 2.50 to 1.00 for October 1, 2011 and thereafter.  Our actual interest expense ratio was 2.30 to 1.00 at December 31, 2007 and we were in compliance with our covenants as of that date.

The following is the reconciliation of net loss, which is a GAAP measure of our operating results, to Consolidated Bank EBITDA, as defined in our credit agreement as in effect on December 31, 2007, for the year ended December 31, 2007.

Year ended December 31, 2007
(dollars in thousands)
Net Loss, as reported	$(158,430)
Bank stipulated adjustments:
Interest expense, net (as defined)	68,310
Income tax benefit(1)	(10,410)
Depreciation and amortization	41,350
Extraordinary non-cash charges(2)	178,450
Monitoring fees(3)	12,000
Interest equivalent costs(4)	4,230
Non-cash expenses related to equity grants(5)	570
Other non-cash expenses or losses	4,450
Losses on early termination of operating leases from net proceeds of an IPO	4,230
Non-recurring expenses or costs for cost savings projects(6)	6,630
Permitted dispositions(7)	240
Permitted acquisitions(8)	1,980
Debt extinguishment costs(9)	7,440
Consolidated Bank EBITDA, as defined	$161,040

	December 31, 2007
	(dollars in thousands)
Total long-term debt	$615,990
Aggregate funding under the receivables securitization facility	41,500
Total Consolidated Indebtedness, as defined	$657,490
Consolidated Bank EBITDA, as defined	$161,040
Actual leverage ratio	4.08	x
Covenant requirement	5.25	x

	December 31, 2007
	(dollars in thousands)
Interest expense, as reported	$68,310
Interest equivalent costs from receivables financing	4,230
Interest income	(1,347)
Non-cash amounts attributable to amortization of financing costs	(2,674)
Pro forma adjustment to interest expense related to acquisitions/dispositions	1,481
Consolidated Cash Interest Expense, as defined	$70,000

Consolidated Bank EBITDA, as defined	$161,040
Consolidated Cash Interest Expense, as defined	$70,000
Actual interest expense ratio	2.30	x
Covenant requirement	1.90	x

(1)                                  Amount includes tax benefits associated with discontinued operations and cumulative effect of accounting change.

(2)                                  Non-cash charges associated with tangible and intangible asset impairments, including goodwill.

(3)                                  Represents management fees and expenses paid to Heartland pursuant to the former Advisory Agreement and Advisory Agreement termination.

(4)                                  Interest-equivalent costs associated with the Company’s receivables securitization facility.

(5)                                  Non-cash expenses resulting from the grant of restricted shares of common stock and common stock options.

(6)                                Non-recurring costs and expenses relating to cost savings projects, including restructuring and severance expenses, not to exceed $50,000,000 in the aggregate.

(7)                                  EBITDA from permitted dispositions, as defined.

(8)                                  EBITDA from permitted acquisitions, as defined.

(9)                                Includes approximately $4.9 million call premium, $2.3 million write-off of debt issue costs and $0.3 million accretion of net discount, all incurred in connection with the retirement of $100.0 million face value of our senior subordinated notes in the second quarter of 2007.